UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Registration number 33-52465

A. Full title of the plan:

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gillette Company
Prudential Tower Building
Boston, MA 02199

Financial Statements of The Gillette Company
Global Employee Stock Ownership Plan

The following audited financial statements are enclosed with this report:

  Statement of Assets Available for Plan Benefits as of December 31, 2002 and December 31, 2001.
  Statement of Changes in Assets Available for Plan Benefits for each of the three years ended December 31, 2002.

Exhibits

23 Independent Auditors´ Consent

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of The Gillette Company Global Employee Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                The Gillette Company

                Global Employee Stock Ownership Plan

                By: /s/ EDWARD E. GUILLET
                Edward E. Guillet

March 31, 2003

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements

December 31, 2002, 2001 and 2000

(With Independent Auditors´ Report Thereon)

Independent Auditors´ Report

The Administrative Committee
The Gillette Company Global Employee Stock Ownership Plan:

We have audited the accompanying statements of assets available for plan benefits of The Gillette Company Global Employee Stock Ownership Plan as of December 31, 2002 and 2001 and the related statements of changes in assets available for plan benefits for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Plan´s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits as of December 31, 2002 and 2001 and the changes in assets available for plan benefits for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Boston, Massachusetts
March 21, 2003

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Assets Available for Plan Benefits

December 31, 2002 and 2001

                                                                                          2002                  2001
                                                                                   -------------------   -------------------
Assets:
     The Gillette Company common stock, at market value                                    45,881,659            46,001,406
                                                                                $
     Cash                                                                                      57,528               209,738
     Proceeds receivable on sales of common stock                                             139,046                 ---
     Employees´ contributions receivable                                                      890,333               883,568
     Employer´s contributions receivable                                                      229,260               187,887
                                                                                   -------------------   -------------------
                 Assets available for plan benefits                                        47,197,826            47,282,599
                                                                                $
                                                                                   ===================   ===================
See accompanying notes to financial statements.

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Assets Available for Plan Benefits

Years ended December 31, 2002, 2001 and 2000

                                                                    2002                  2001                  2000
                                                              ------------------    ------------------    ------------------
Additions to assets attributed to:
     Investment income (loss):
        Dividends on The Gillette Company
           common stock                                    $            781,743               723,679               626,866
        Realized gain (loss) on investments sold                      1,055,014              (974,814)             (987,255)
        Change in unrealized depreciation in the
            market value of investments                              (5,429,832)           (2,350,482)           (3,745,190)
                                                              ------------------    ------------------    ------------------
                                                                     (3,593,075)           (2,601,617)           (4,105,579)
                                                              ------------------    ------------------    ------------------
     Contributions:
        Employee                                                      8,628,473             9,050,062            10,221,538
        Employer                                                      2,520,096             2,258,155             2,710,589
                                                              ------------------    ------------------    ------------------
                                                                     11,148,569            11,308,217            12,932,127
                                                              ------------------    ------------------    ------------------
                 Total additions                                      7,555,494             8,706,600             8,826,548
Deduction from assets attributed to:
     Distributions                                                    7,640,267             9,139,498             5,843,601
                                                              ------------------    ------------------    ------------------
                 Net (decrease) increase                                (84,773)             (432,898)            2,982,947
Assets available for plan benefits:
     Beginning of year                                               47,282,599            47,715,497            44,732,550
                                                              ------------------    ------------------    ------------------
     End of year                                           $         47,197,826            47,282,599            47,715,497
                                                              ==================    ==================    ==================

See accompanying notes to financial statements.

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002, 2001 and 2000

(1) Description of the Plan

The Gillette Company Global Employee Stock Ownership Plan (the Plan) is a defined contribution plan sponsored by The Gillette Company (the Sponsor). The following provides only general information. Participants should refer to the Plan document for a more complete description of the Plan´s provisions.

  General

  The Plan was adopted by the board of directors of the Sponsor on December 16, 1993 to become effective June 1, 1994 and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is not subject to income taxation. The Plan´s goal is to provide eligible Gillette employees the opportunity to purchase common stock of the Sponsor through payroll deductions and contributions from the Sponsor. All Plan assets are held by the Plan Fiduciary, Banque Internationale à Luxembourg (the Fiduciary). Buck Consultants is the record keeper for the Plan.

  Eligibility

  Employees eligible to participate in the Plan include all regular employees of participating subsidiaries of the Sponsor with the exception of employees considered to be an executive, officer, director, or 10% shareholder of the Sponsor and employees eligible for a savings plan maintained in the United States, Canada, or Puerto Rico. Eligible employees may enroll in the Plan on the first day of each month and on the initial participation date for each participating subsidiary.

  Contributions

  Eligible employees may contribute 1% to 10% of their compensation to the Plan through payroll deductions. A participating employee may change the contribution rate effective as of the first day of any month.

  Employer contributions are made to the accounts of participants who are contributing to the Plan in amounts equal to 50% of the participant´s contributions, up to 1% of each participant´s eligible pay.

  Investments

  All employee and employer contributions are converted into U.S. dollars and then invested in shares of the Sponsor´s common stock generally on the 15th day of each month (or if that date is not a business day, the preceding business day). Sales of the Sponsor´s common stock for distributions generally are made on two specified dates in each month and subsequently converted into the applicable local currencies for payment to employees. Any dividends on shares of the Sponsor´s common stock are invested in additional shares of the Sponsor´s common stock.

  Vesting

  Participants are immediately vested in all shares of the Sponsor´s common stock credited to their respective Plan accounts.

  Benefit Payments

  Distributions of account balances will be made when the employment of a participant ceases, unless upon retirement the participant´s account is credited with at least 100 shares of the Sponsor´s common stock, and the participant elects to defer payment. If an election is made to defer the distribution, retirees may make up to two requests a year for distributions of all or a portion of their account balance.

  For those retirees who do not elect to defer payment and for all other participants who terminate employment for reasons other than retirement, a distribution of the participant´s account is made in the form of a lump sum payment.

  All distributions are made in cash, unless the participant (or beneficiary, in the event of a participant or retiree´s death) elects to receive the account balance in the form of shares of the Sponsor´s common stock.

  While employed, participants may elect to take up to two in-service withdrawals from their account balances during a calendar year. Shares purchased with the Sponsor´s contributions and dividends thereon are not eligible for in-service withdrawal until 24 months from their date of purchase. Effective July 1, 2002, this 24-month withdrawal restriction was removed in the case of participants who are permanently transferred to countries that do not participate in the Plan.

  Plan Expenses

  Brokerage commissions, fees and other investment transaction costs are paid by participants as part of the purchase and sale of the Sponsor´s common stock.

  Costs relating to the administration of the Plan are paid by the Sponsor.

(2) Summary of Significant Accounting Policies

  Basis of Presentation

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

  The accompanying financial statements are prepared on the accrual basis of accounting.

  Investments

  Investments in the Sponsor´s common stock are stated at market value, based on the composite closing price of the common stock on the New York Stock Exchange as reported by Reuters. Purchases and sales of the Sponsor´s common stock are recorded on the trade date (the date the order to buy or sell is executed).

  The cost of the investments in the Sponsor´s common stock is determined on a first-in, first-out basis.

  Dividend income is recorded on the ex-dividend date, net of any U.S. withholding taxes. Realized gains and losses are based upon the identified cost method.

  Cash

  Amounts shown as cash are held by the Fiduciary and will be invested in the Sponsor´s common stock, used to pay future plan expenses, or distributed to participants as benefit payments in the following month.

  Contributions Receivable

  Contributions held at the participating subsidiaries and pending transfer to the Fiduciary have been translated into U.S. dollars using the effective exchange rates as of December 31, 2002 and 2001.

(3) Investment in The Gillette Company Common Stock

Investment in The Gillette Company common stock held by the Plan at December 31, 2002 and 2001 was as follows:

                                                                       2002                    2001
                                                                    ------------            ------------
       Number of shares                                               1,511,254               1,377,288

       Cost                                                       $  56,316,913              51,006,828
       Market value                                                  45,881,659              46,001,406
                                                                    ------------            ------------
                    Unrealized depreciation                       $ (10,435,254)             (5,005,422)
                                                                    ============            ============
                    Change in unrealized depreciation             $  (5,429,832)             (2,350,482)

The realized gain (loss) on sales of The Gillette Company common stock for the years ended December 31, 2002, 2001, and 2000 was determined as follows:

                                               2002                    2001                    2000
                                             ------------           ------------           -------------
       Proceeds on sales of shares        $    7,609,447              9,324,099              5,831,162
       Cost                                    6,554,433             10,298,913              6,818,417
                                             ------------           ------------           -------------
                                          $    1,055,014               (974,814)              (987,255)
                                             ============           ============           =============

(4) Plan Participants

As of December 31, 2002, the Plan had 8,955 participants employed at the Sponsor´s subsidiaries located in Argentina, Australia, Austria, Belgium, Brazil, Chile, Colombia, Costa Rica, Czech Republic, Denmark, Dominican Republic, Ecuador, Egypt, El Salvador, Finland, France, Germany, Guatemala, Hong Kong, Hungary, India, Indonesia, Ireland, Italy, Japan, Korea, Malaysia, Mexico, Netherlands, Norway, Peru, Philippines, Poland, Portugal, Saudi Arabia, Singapore, Spain, South Africa, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Arab Emirates, United Kingdom, Uruguay, and Venezuela.

Effective March 2003, employees of the Sponsor´s subsidiary in Romania commenced participation in the Plan.

(5) Plan Amendment and Termination

Although the Sponsor intends to continue the Plan indefinitely, it reserves the right on behalf of itself and its participating subsidiaries to modify or terminate the Plan at any time. However, the Plan may not be amended to adversely affect the rights of participants with respect to shares previously credited to their accounts.

In the event of termination, the assets held by the Fiduciary may continue to be held subject to the provisions of the Plan, or at the direction of the board of directors of the Sponsor, the assets of the Plan may be distributed to the participants.

(6) Tax Status

The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b)(4) thereof. The Sponsor believes that the Fiduciary should be viewed as a directed custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of the Sponsor´s common stock held for their account under the Plan.

The Sponsor has received a private letter ruling from the Internal Revenue Service confirming that the participating employees should be treated as the beneficial owners of the shares of the Sponsor´s common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Sponsor with respect to these shares.